
Mailstop 4561

October 15, 2015

Mr. Peter Kent
Chief Executive Officer
Liquid Holdings Group, Inc.
111 River Street, Suite 1204
Hoboken, New Jersey 07030

     Re: Liquid Holdings Group, Inc.
             Item 4.01 Form 8-K and Form 8-K/A
             Filed September 24 and September 29, 2015, respectively
             File No. 1-36024

Dear Mr. Kent:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K and 8-K/A filed September 24 and September 29, 2015, respectively

1.   We note your disclosure explaining that your management and Grant Thornton, LLP disagreed over the ability of Grant Thornton, LLP to obtain sufficient appropriate evidential matter needed in order to issue an unqualified opinion on the company's 2014 audited financial statements. In addition we note your disclosure explaining the reportable event associated with the material weaknesses identified as a result of the Restatement. Please expand your disclosure to address the following requirements, in accordance with Item 304(a)(1)(iv) and (v) of Regulation S-K.

     (i) state whether any audit or similar committee of the board or directors, or the board of directors, discussed the subject matter of each disagreements with Grant Thornton, LLP (ii) state whether you have authorized Grant Thornton, LLP to respond fully to the inquiries of your successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefore.

In addition to the foregoing, obtain and file with the amendment to your Form 8-K, an updated Exhibit 16 letter from Grant Thornton, LLP, pertaining to your revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3407 if you have any questions.

Sincerely,

/s/ Megan Akst

Megan Akst
Senior Staff Accountant